Filed by Crestwood Midstream Partners LP

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-33631

On May 7, 2013, Crestwood hosted a conference call to review its first quarter 2013 earnings. The following are portions of the earnings release narrative and a transcript of certain portions of the call relating to the proposed merger with Inergy. While every effort has been made to make sure the below is an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.

Bob Phillips:	Thanks, Mark, and good morning. We know this is a busy time period. There are a lot of competing earnings announcements so we’re going to try to be very efficient and get to a Q&A where you guys can ask us some questions.

Clearly we’re excited about yesterday’s announcement. The combination with Inergy is going to create a significant midstream player in this business. Both firms will create a larger, much more diversified partnership with enhanced size and scale to compete for the major midstream infrastructure development opportunities that are out there.

We talked a lot about that yesterday on the call. We don’t want to spend a whole lot of time on that announcement, so if you would limit your questions just to Crestwood’s first quarter performance, we would appreciate that. I would remind our investors that there’s a significant number of resources for you to refer to on our website if you’ll go to the investor relation sections we’ve got a copy of the press release, the presentation that we used yesterday and a link to yesterday’s webcast if you would like to review that. So we would encourage you to go to those materials to the extent that you need additional information about that.

Operator:	Our next question is from the line of Michael Blum with Wells Fargo. Please go ahead

Michael Blum:	Hi, thank you. Just two quick questions for me—one, and I apologize if I missed this, but when you look the Niobrara project, the Permian, and the Utica, assuming all those projects are brought to completion, what type of ballpark capital are talking about?

Bob Phillips:

Michael, that’s a great question, and I would refer to a statement that we made yesterday, or was included in a slide that we posted yesterday, with respect to the energy combination. We said in that announcement that on a combined basis, the two partnerships would have an opportunity set that exceeded $2 billion, and our projects are part of that, and are a meaningful part of that. We don’t think it’s appropriate to give any more detail on that right now, and we will be, as John

Sherman said on his call, we will be filing a registration statement and proxy material that will provide a lot more detail. I think once we get to close on kind of the first set of transactions in advance of the merger, then we may have an opportunity to update that and provide even more detail on that. But I think the lawyers are going to ask us to be pretty conservative about additional information that we give in advance of the unitholder meeting, and before the merger is complete. So I would ask you to go back and look at kind of some of the things we said publicly about our projects. There’s at least some guidelines there, and then if you would look at the slide relating to organic growth in yesterday’s presentation, we did note more than $2 billion of joint projects, so that’s about the most detail that I can give you right now on that.

James Jampel:	Thanks for taking my call. You’ll have to forgive me, as we weren’t able to ask a question on the merger call yesterday, so I will attempt it and we’ll see where it goes. You know, we understand from the call yesterday that the transaction was expected to be immediately accretive at 5% to Inergy Midstream and 10% to Inergy and we’re trying to understand the debt metrics that were presented in the presentation on the enhanced credit profile page, which I think is page 13, and we’re wondering, we just want to make sure we intepret this right, that the pro forma Inergy debt metric of 2.7 in the second half of ‘13 does include accretion, that 10% accretion, from the merger?

Bob Phillips:	Is that specific question, James to interpret slide 13 from yesterday’s deck?

James Jampel:	Yeah, we’re just trying to understand 13 and thinking that it might not be fully explained in the proxy, so we’re hoping to get just additional color.

Bob Phillips:	I have to rely upon on what our attorneys have suggested to us, and that is that the information that we presented, we think, is fairly explanatory. I will tell you that from generic standpoint, the transaction is incredibly credit-enhancing to Crestwood. Since you’re asking on a Crestwood call, I think it’s very clear that given the Crestwood current cost of capital and current balance sheet and leverage ratios, when compared to energy entities on a stand-alone basis, and any kind of analysis on a pro forma basis, you can see that it is credit-enhancing for Crestwood. Robert, do you want to speak to the fact that the rating agencies have issued, or are in the process of issuing reports, on the pro forma transaction?

Robert Halpin:	Obviously, in connection with the pro forma transaction, we’ve held a number of discussions with the agencies around our plans to combine the businesses and what that looks like on a pro forma basis. I think they’ll be releasing some feedback here over the next 24 to 48 hours that should kind of speak to the credit nature of the pro forma company and what that looks like. I’ll let you read those releases when they come out, but we feel very good about where the business will sit on a pro forma basis.

Bob Phillips:	So James, I’m sure that a generic answer is not as good as a specific answer, but again, we’ve been cautioned by our attorneys to not dig too deeply into the answers associated with the general information that we’ve given to the market. We think that to the extent that we want to give additional information, it should be disclosed to the entire market, including the energy unitholders, and so I’ll reserve the right to answer that question in more details later on, when we can do it in a more appropriate format. But I think the rating agencies are satisfied as to the credit enhancement of the pro forma entities, and we’re certainly satisfied that this is very credit-enhancing for Crestwood, so we’ll have to leave it at that.

James Jampel:	And I’ll just- one additional one, and maybe it’s in the ballpark of being able to answer — the use of- you did mention on the call yesterday the use of Inergy as a potential currency for future transactions. Is that some that would be of a high strategic objective?

Bob Phillips:	I was making a generic comment in answer to the question of whether we see the value of the capital structure of the pro forma entity going forward, and my answer was a very common and consistent answer—in the MLP universe, and that is, you want to use every currency that you have to achieve your growth goals. I was not making a specific policy statement or strategic statement with respect to Inergy. In fact, that’s a better question to be asked to John and his team, and they did get asked that question on their call, and he answered it very much the same way, that we were not making a strategic or a policy statement there, we were simply restating the obvious, that the value of the combination of Inergy and Crestwood is to grow, and we are going to use every tool at our disposal to be able to grow the business. The opportunity set, as John and I both have discussed, is incredible. We think this is a timely merger and one that will give us the size and scale to be much more competitive with the big boys, and to do that, I’m sure that we’ll look at taking advantage of every capital opportunity that we have, so really nothing other than just a generic statement about how excited we are about the combination and the various tools to raise capital to achieve our growth goals going forward.

James Jampel:	All right, thank you very much, gentlemen.

Bob Phillips:	OK, thank you, James.

Operator:	There are no further questions at this time. I would now like to turn the call back over to management for closing remarks.

Bob Phillips:	Thank you, operator. Again, thanks to all of you. We know it’s a busy time out there, there are a number of things going on in the industry, this has been a great two days for the Crestwood folks and the Inergy folks, now that we’ve got first quarter behind us, we can go about the business of running our businesses and achieving our expectations throughout the year. Look forward to coming back to the market at some point in time later in the year to be able to talk in more detail about the potential combination, but I think we’ll have to wait until we close the initial set of transactions before we come back to the market. So, thanks again for your support. We’re excited about what’s going on in the second quarter and the rest of the year, and look forward to joining you again later in the summer. Thanks very much.